FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of June, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes ____     No __X__

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A


                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         An announcement on resolutions passed at the extraordinary general meeting, made on June 15, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                      HUANENG POWER INTERNATIONAL, INC.


                                      By /s/ Wang Xiaosong
                                         ------------------------------
                                      Name:  Wang Xiaosong
                                      Title: Vice Chairman


Date:  June 15, 2004



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]

a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
                               (Stock Code: 902)

                    ANNOUNCEMENT FOR RESOLUTIONS PASSED AT
                       THE EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting ("EGM") of Huaneng Power International, Inc. (the "Company") was held at 9:00 a.m. on Tuesday, 15th June 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China. Mr Li Xiaopeng, Chairman of the Company, presided over the EGM as the Chairman of the EGM. Shareholders of the Company and their proxies, directors and supervisors of the Company attended the meeting.

There were a total of 6,027,671,200 shares of the Company as at the record date ("Record Date", i.e. 14th May 2004) entitled to attend the EGM. Shareholders and authorised proxies holding an aggregate of 5,134,657,577 shares of the Company, representing 85.18% of the total shares of the Company, were present at the EGM. Holders of 395,928,701 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the meeting to attend and vote on their behalf. Holders of 469,631,040 H shares of the Company, through HSBC (Nominees) Hong Kong Limited, appointed the chairman of the meeting as their proxy to attend and vote on their behalf. According to the Rules Governing the Listing of Securities on the Stock Exchange, connected persons (including Huaneng International Power Development Corporation, Heibei Provincial Construction Investment Company, Fujian International Trust & Investment Company, Jiangsu Province International Trust & Investment Company, Liaoning Energy Investment (Group) Limited Liability Company, Dalian Municipal Construction Investment Company, Nantong Investment Management Centre and Shantou Electric Power Development Company) holding an aggregate of 4,224,500,000 shares of the Company, representing approximately 70.09% of the total issued share capital of the Company as of the Record Date, shall abstain and has abstained from voting on the resolutions tabled at the EGM.

Hong Kong Registrars Limited, the share registrar for the Company, was the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the Board of Directors, the shareholders of the Company and their proxies present at the meeting resolved through voting by way of poll to approve the following resolutions as ordinary resolutions:

1. To approve the acquisition of 40% interest in Hebei Hanfeng Power Generation Limited Liability Company and 90% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by China Huaneng Group by the Company and the Agreement for Transfer of Huaneng Group Interest.

      906,680,897 shares were voted in the affirmative and 354,680 shares were voted in the negative, representing 99.62% and 0.04%, respectively, of the total number of shares held by the Shareholders (including proxies, excluding connected persons) present at the EGM carrying voting rights.

2. To approve the acquisition of 55% interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company, 60% interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company and the entire assets and liabilities of Huaneng International Power Development Corporation Yingkou Branch Company and the Agreement for Transfer of HIPDC Interest.

      905,904,137 shares were voted in the affirmative and 331,440 shares were voted in the negative, representing 99.53% and 0.04%, respectively, of the total number of shares held by the Shareholders (including proxies, excluding connected persons) present at the EGM carrying voting rights.

3. To approve the guarantee arrangements and agreements between Hebei Hanfeng Power Generation Limited Liability Company, Jinggangshan Huaneng Power Generation Limited Liability Company and China Huaneng Group, and subject to the completion of the Acquisition and the transfer of 10% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation to the Company, the Company's taking up of the existing guarantee of Jinggangshan Huaneng Power Generation Limited Liability Company originally provided by China Huaneng Group.

      792,301,801 shares were voted in the affirmative and 117,855,776 shares were voted in the negative, representing 87.05% and 12.95%, respectively, of the total number of shares held by the Shareholders (including proxies, excluding connected persons) present at the EGM carrying voting rights.

4. To approve the entrusted loan arrangement between Huaneng Hunan Yueyang Power Generation Limited Liability Company, Huaneng International Power Development Corporation and China Huaneng Finance Company; To approve the entrusted loan arrangement in respect of Yingkou Power Plant between the Company, Huaneng International Power Development Corporation and China Huaneng Finance Company; To approve the arrangement between the Company and Huaneng International Power Development Corporation regarding the account payables of Yingkou Power Plant; and To approve the arrangement regarding the foreign loan between Huaneng International Power Development Corporation and Huaneng Chongqing Luohuang Power Generation Limited Liability Company.

      792,229,161 shares were voted in the affirmative and 113,306,416 shares were voted in the negative, representing 86.77% and 12.45%, respectively, of the total number of shares held by the Shareholders (including proxies, excluding connected persons) present at the EGM carrying voting rights.

5. To approve the loan and deposit arrangement between Jinggangshan Huaneng Power Generation Limited Liability Company and China Huaneng Finance Company; To approve, subject to the completion of the Acquisition and the transfer of 10% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation to the Company, the Company's taking up of the aforesaid rights and obligations of Jinggangshan Huaneng Power Generation Limited Liability Company; To approve the deposit arrangement between Huaneng Chongqing Luohuang Power Generation Limited Liability Company, Huaneng Hunan Yueyang Power Generation Limited Liability Company and China Huaneng Group.

      789,753,081 shares were voted in the affirmative and 115,782,496 shares were voted in the negative, representing 86.77% and 12.72%, respectively, of the total number of shares held by the Shareholders (including proxies, excluding connected persons) present at the EGM carrying voting rights.

The above ordinary resolutions were reviewed and approved at the EGM of the Company held on 15th June 2004 in Beijing.

                                                        By Order of the Board
                                                                  Li Xiaopeng
                                                                     Chairman





As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                                     Gao Zongze
(Non-executive director)                        (Independent director)
Wang Xiaosong                                   Zheng Jianchao
(Non-executive director)                        (Independent director)
Ye Daji                                         Qian Zhongwei
(Non-executive director)                        (Independent director)
Huang Jinkai                                    Xia Donglin
(Non-executive director)                        (Independent director)
Liu Jinlong
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)

Beijing, the PRC
15th June 2004